                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                     SCHEDULE 13G/A

                         INFORMATION STATEMENT PURSUANT TO RULES
                                     13d-1 and 13d-2
                        Under the Securities Exchange Act of 1934
                                    (Amendment No. 5)

                                American Healthcorp, Inc.
--------------------------------------------------------------------------------
                                    (Name of Issuer)


                              Common Stock, $.001 par value
--------------------------------------------------------------------------------
                             (Title of Class of Securities)


                                        02649V 10
                 -----------------------------------------------------
                                     (CUSIP Number)










                            (Continued on following page(s))

                                    Page 1 of 5 Pages


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THIS DOCUMENT IS A COPY OF THE SCHEDULE 13-G/A FILED ON FEBRUARY 14, 1997
PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

CUSIP NO. 02649V 10                SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas G. Cigarran
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    702,171
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   702,171
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,500
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            703,671
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            8.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No.  02649V 10                 13G                      Page 3 of 5 Pages
--------------------                                          -----------------





Item 1(a)      Name of Issuer:                        American Healthcorp, Inc.

Item 1(b)      Address of Issuer's Principal          One Burton Hills Blvd.
               Executive Offices:                     Nashville, TN 37215

Item 2(a)      Name of Person Filing:                 See page 2, Item 1

Item 2(b)      Address of Principal Business          American Healthcorp, Inc.
               Office:                                One Burton Hills Blvd.
                                                      Nashville, TN 37215

Item 2(c)      Citizenship:                           See page 2, Item 4.

Item 2(d)      Title of Class of Securities:          Common Stock, $.001 par
                                                      value.

Item 2(e)      CUSIP Number:                          02649V 10

Item 3         This statement is not filed pursuant to Rules 13d-1(b) or 13d-
               2(b).

Item 4         Ownership:
               (a)  Amount beneficially owned:

                        See page 2, Item 9.

               (b)  Percent of class:

                        See page 2, Item 11.

               (c)  Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                        See page 2, Item 5.



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CUSIP No.  02649V 10                 13G                      Page 4 of 5 Pages
--------------------                                          -----------------



                (ii)  Shared power to vote or to direct the vote:

                        See page 2, Item 6.

               (iii)  Sole power to dispose or to direct the disposition of

                        See page 2, Item 7.

                (iv)  Shared power to dispose or to direct the disposition of

                        See page 2, Item 8.

           Includes 88,337 shares which the reporting person had the right to acquire within 60 days of December 31, 1996 upon exercise of options.

Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

               Inapplicable.                                             [   ]


Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ----------------------------------------------------------------

               Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Inapplicable.

Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Inapplicable.

Item 9         Notice of Dissolution of Group.
               ------------------------------

               Inapplicable.


Item 10        Certification.
               --------------

               Inapplicable.


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CUSIP No.  02649V 10                 13G                      Page 5 of 5 Pages
--------------------                                          -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          February 13, 1997
                                          -----------------------------------
                                          (Date)


                                          /s/ Thomas G. Cigarran
                                          -----------------------------------
                                          (Signature)


                                          Thomas G. Cigarran, Chief Executive
                                          -----------------------------------
                                          Officer, American Healthcorp, Inc.
                                          -----------------------------------
                                          (Name/Title)